Mary Jo Reilly
Partner
215-988-1137 Direct
215-988-2757 Fax maryjo.reilly@dbr.com

February 12, 2010

VIA EDGAR

Linda Stirling

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Funds (“Registrant”)
Post-Effective Amendment No. 69
(File Nos. 33-73404 and 811-08236)

Dear Ms. Stirling:

The following responds to the comment we received from you on February 5, 2010, regarding the above-referenced Post-Effective Amendment to Registrant’s Registration Statement on Form N-1A (the “Post-Effective Amendment”). The Post-Effective Amendment was filed to change the name of Registrant’s Small Cap Growth Fund to the Small Cap Core Fund and change its investment strategy from a small cap growth investment style to a quantitative small cap core investment style. Our response (in bold) follows your comment:

1. Comment: Adjust the table in footnote 4 to the Fund Fees and Expenses table to make it clear that the table is a part of the footnote and remove the footnote to that same table.

Response: Registrant will make the changes requested by the examiner.

Sincerely,

/s/ Mary Jo Reilly
Mary Jo Reilly

cc:  Craig Carberry, Esq.